Exhibit 99.1

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

JUNE 30, 2018 AND 2017

(Unaudited)

AVRUPA MINERALS LTD.

Contents

Page

Notice of No Auditor Review of Interim Financial Statements

Condensed Consolidated Interim Statements of Financial Position

Condensed Consolidated Interim Statements of Comprehensive Loss

Condensed Consolidated Interim Statements of Changes in Equity

Condensed Consolidated Interim Statements of Cash Flows

Notes to the Condensed Consolidated Interim Financial Statements

8 – 23

410 – 325 Howe Street, Vancouver, BC V6C 1Z7 T: (604) 687-3520 F: 1 (888) 889-4874     2

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	Note	June 30, 2018	December 31, 2017

Assets
Current assets
Cash		$ 88,477	$ 182,794
Restricted cash	5	105,883	167,910
Prepaid expenses and advances		50,303	41,974
Due from optionees	5	29,230	28,557
VAT receivables		36,023	36,666
Other receivables		29,576	30,559
		339,492	488,460
Non-current assets
Property deposits	6	181,248	177,613
Exploration and evaluation assets	5	1,407,915	1,407,915
Equipment	4	46,359	56,117
		1,635,522	1,641,645

Total assets		$ 1,975,014	$ 2,130,105

Liabilities
Current liabilities
Funds held for optionees	5	$ 105,883	$ 167,910
Accounts payable and accrued liabilities		115,560	138,845
Accounts payable owed by optionees		37,152	88,687
Due to related parties	8	44,161	59,523
Current portion of long-term loan	9	6,718	6,393
		309,474	461,358
Non-current liabilities
Long-term loan	9	21,142	24,058
		21,142	24,058
Equity
Share capital	7	9,145,740	8,786,896
Reserves	7	6,427,131	6,119,842
Deficit		(13,928,473)	(13,262,049)
		1,644,398	1,644,689

Total equity and liabilities		$ 1,975,014	$ 2,130,105

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on August 28, 2018. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

                                     See notes to the condensed consolidated interim financial statements 4

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30

(Unaudited, Presented in Canadian Dollars)

		Three months ended June 30		Six months ended June 30
	Note	2018	2017	2018	2017

Mineral exploration expenses
Mineral exploration expenses	5	$ 804,106	$ 362,484	$ 1,083,488	$ 651,977
Reimbursements from optionees	5	(658,455)	(184,994)	(872,846)	(191,724)
		(145,651)	(177,490)	(210,642)	(460,253)
General administrative expenses
Bank charges		1,924	1,201	2,763	1,741
Consulting		48,345	34,144	93,234	66,382
Depreciation		-	393	-	1,841
Investor relations		31,292	112,151	60,243	156,824
Listing and filing fees		1,705	-	8,684	7,480
Office and administrative fees (recovery)		5,336	(7,710)	7,461	12,341
Professional fees		56,333	46,210	104,934	97,988
Rent		2,250	2,250	4,500	4,500
Share-based payment		-	110,564	141,124	110,564
Telephone		-	37	-	37
Transfer agent fees		4,731	3,852	6,576	4,932
Travel		20,026	12,284	28,546	34,013
		(171,942)	(315,376)	(458,065)	(498,643)
Other items
Foreign exchange gain/(loss)		1,845	986	1,399	(398)
Interest income		667	50	861	411
Other income		23	1	23	78
		2,535	1,037	2,283	91

Net loss for the period		(315,058)	(491,829)	(666,424)	(958,805)
Exchange difference arising on the translation of foreign subsidiaries		(19,042)	9,576	(5,972)	23,841
Comprehensive loss for the period		$ (334,100)	$ (482,253)	$ (672,396)	$ (934,964)
Basic and diluted loss per share	10	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)

                                     See notes to the condensed consolidated interim financial statements 5

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Presented in Canadian Dollars)

	Share capital			Reserves
	Number of shares	Amount		Warrants	Finder’s options	Equity-settled employee benefits				Total equity
			Share subscription				Exchange	Subtotal	Deficit

Balance as at December 31, 2016 (Audited)	74,248,797	$ 7,994,373	$ -	$4,282,938	$277,893	$1,037,415	$ (6,898)	$5,591,348	$(11,355,752)	$ 2,229,969
Share issues:
Share subscription	-	-	205,000	-	-	-	-	-	-	205,000
Shares issued for private placement	2,500,000	225,000	-	-	-	-	-	-	-	225,000
Share issue costs	-	(11,975)	(24,886)	-		-	-	-	-	(36,861)
Share-based payment	-	-	-	-	-	110,564	-	110,564	-	110,564
Comprehensive loss	-	-	-	-	-	-	23,841	23,841	(958,805)	(934,964)

Balance as at June 30, 2017 (Unaudited)	76,748,797	8,207,398	180,114	4,282,938	277,893	1,147,979	16,943	5,725,753	(12,314,557)	1,798,708
Share issues:
Share subscription	-	-	(205,000)	-	-	-	-	-	-	(205,000)
Shares issued for private placements	10,170,000	625,846	-	391,154	-	-	-	391,154	-	1,017,000
Share issue costs	-	(46,348)	24,886	-	-	-	-	-	-	(21,462)
Comprehensive loss	-	-	-	-	-	-	2,935	2,935	(947,492)	(944,557)

Balance as at December 31, 2017 (Audited)	86,918,797	8,786,896	-	4,674,092	277,893	1,147,979	19,878	6,119,842	(13,262,049)	1,644,689
Share issues:
Shares issued for private placement	6,875,000	377,863	-	172,137	-	-	-	172,137	-	550,000
Share issue costs	-	(19,019)		-	-	-	-	-	-	(19,019)
Share-based payment	-	-		-	-	141,124	-	141,124	-	141,124
Comprehensive loss	-	-	-	-	-	-	(5,972)	(5,972)	(666,424)	(672,396)

Balance as at June 30, 2018 (Unaudited)	93,793,797	$ 9,145,740	$ -	$4,846,229	$277,893	$1,289,103	$ 13,906	$6,427,131	$(13,928,473)	$ 1,644,398

                                     See notes to the condensed consolidated interim financial statements 6

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30

(Unaudited, Presented in Canadian Dollars)

		Six months ended June 30
	Note	2018	2017

Cash flows from operating activities
Net loss for the period		$ (666,424)	$ (958,805)
Items not involving cash:
Depreciation		-	1,841
Mineral exploration expenses		11,157	11,238
Share-based payment		141,124	110,564
Changes in non-cash working capital items:
VAT receivables		643	(5,943)
Due from optionee		(673)	1
Prepaid expenses and advances		(8,329)	(53,586)
Other receivables		983	(1,039)
Accounts payable and accrued liabilities		(23,285)	143,795
Accounts payable owed by optionees		(51,535)	(119,811)
Due from/to related parties		(15,362)	26,265
Funds held for optionees		(62,027)	347,641
Exchange difference arising on the translation of foreign subsidiaries		(6,573)	21,975

Net cash (used in) operating activities		(680,301)	(475,864)

Cash flows from investing activities
Net proceeds from investments - available for sale		-	84,862
Property deposits		(3,635)	43,410
Purchase of equipment		(3,389)	(6,869)

Net cash provided by (used in) investing activities		(7,024)	121,403

Cash flows from financing activities
Proceeds from issuance of common shares		550,000	225,000
Proceeds from share subscription		-	205,000
Share issue costs		(19,019)	(1,861)

Net cash provided by financing activities		530,981	428,139

Change in cash for the period		(156,344)	73,678
Cash, beginning of the period		350,704	522,371
Cash, end of the period		$ 194,360	$ 596,049

Cash comprised of:
Cash		$ 88,477	$ 244,233
Restricted Cash		105,883	351,816
		$ 194,360	$ 596,049
Supplementary information:
Interest received		$ 861	$ 411

Supplemental disclosure with respect to cash flows (Note 12)

                               See notes to the condensed consolidated interim financial statements 7

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, Presented in Canadian Dollars)

1.

NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Avrupa Minerals Ltd. (the “Company”) was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia and its registered office is Suite 2610 – 1066 West Hastings Street, Vancouver, BC, Canada, V6E 3X1. The Company changed its name on July 7, 2010 and began trading under the symbol “AVU” on the TSX Venture Exchange (the “Exchange”) on July 14, 2010. On September 20, 2012, the Company listed in Europe on the Frankfurt Stock Exchange under the trading symbol “8AM”. The Company is primarily engaged in the acquisition and exploration of mineral properties in Europe.

These condensed consolidated interim financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are material uncertainties that cast significant doubt about the appropriateness of the going concern assumption.

If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. Failure to raise sufficient funds would result in the Company’s inability to make future required property payments, which would result in the loss of those property options.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2.

BASIS OF PREPARATION

a)

Statement of compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

b)

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for marketable securities classified as available-for-sale, which are stated at fair value through other comprehensive income (loss). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates.  These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended December 31, 2017.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2017. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the six month period ended June 30, 2018 are not necessarily indicative of the results that may be expected for the current fiscal year ending December 31, 2018.

4.

EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2017	$ 120,250	$ 172,564	$ 21,147	$ 313,961
Additions during the year	3,591	40,490	-	44,081
Disposal during the year	(11,706)	(116,314)	-	(128,020)
Exchange adjustment	7,494	10,754	1,318	19,566
As at December 31, 2017	119,629	107,494	22,465	249,588
Additions during the period	175	-	-	175
Exchange adjustment	2,448	2,200	460	5,108
As at June 30, 2018	$ 122,252	$ 109,694	$ 22,925	$ 254,871

Accumulated depreciation
As at January 1, 2017	$ 90,040	$ 157,971	$ 17,813	$ 265,824
Depreciation for the year	13,608	9,352	1,149	24,109
Depreciation for the year related to disposals	(11,706)	(101,985)	-	(113,691)
Exchange adjustment	5,985	10,102	1,142	17,229
As at December 31, 2017	97,927	75,440	20,104	193,471
Depreciation for the period	6,218	4,333	606	11,157
Exchange adjustment	1,962	1,515	407	3,884
As at June 30, 2018	$ 106,107	$ 81,288	$ 21,117	$ 208,512

Net book value
As at January 1, 2017	$ 30,210	$ 14,593	$ 3,334	$ 48,137
As at December 31, 2017	$ 21,702	$ 32,054	$ 2,361	$ 56,117
As at June 30, 2018	$ 16,145	$ 28,406	$ 1,808	$ 46,359

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

		Portugal			Kosovo		Germany	Others	Total
	Alvito	Alvalade	Covas	Others	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2018	$ -	$ 167,920	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,407,915
Addition during the period	-	-	-	-	-	-	-	-	-
As of June 30, 2018	$ -	$ 167,920	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,407,915

Mineral exploration expenses for the period ended June 30, 2018
Concession fees and taxes	$ 8,226	$ 170	$ -	$ 344	$ -	$ 1,639	$ -	$ -	$ 10,379
Depreciation	-	3,719	-	7,438	-	-	-	-	11,157
Drilling	382,593	-	-	-	-	-	-	-	382,593
Geological salaries and consulting	296,012	61,360	-	57,720	-	36,259	-	-	451,351
Geology work	-	-	-	-	-	-	-	11,653	11,653
Insurance	1,253	522	-	1,046	-	-	-	-	2,821
Legal and accounting	-	13	-	26	-	109	-	-	148
Office and administrative fees	11,257	9,957	275	18,072	-	5,290	-	2,015	46,866
Rent	47,331	27,452	181	33,758	-	7,137	-	138	115,997
Site costs	15,745	5,677	217	10,410	-	642	-	-	32,691
Travel	12,480	1,753	-	2,622	-	862	-	115	17,832
Reimbursements from optionee	(774,897)	(32,371)	(673)	(64,905)	-	-	-	-	(872,846)
	$ -	$ 78,252	$ -	$ 66,531	$ -	$ 51,938	$ -	$ 13,921	$ 210,642
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ -	$ 374,757
Concession fees and taxes	110,279	265,436	197,339	347,842	9,998	203,428	4	-	1,134,326
Depreciation	5,515	3,719	-	83,031	-	-	-	-	92,265
Drilling	382,593	-	-	-	1,180,217	-	-	-	1,562,810
Geological salaries and consulting	1,402,237	6,266,165	2,089,720	2,533,726	119,801	643,850	12,359	-	13,067,858
Geology work	-	-	-	32,377	891,582	402,515	223,619	136,967	1,687,060
Insurance	5,574	19,129	10,550	31,461	14,604	14,790	-	-	96,108
Legal and accounting	158	309	130	724	58,158	13,609	-	-	73,088
Office and administrative fees	43,177	210,130	25,596	202,771	80,149	103,982	5,255	60,893	731,953
Rent	160,420	457,731	49,249	325,934	28,694	74,376	-	20,560	1,116,964
Report	-	-	-	-	24,232	-	-	-	24,232
Site costs	60,263	166,804	57,872	107,981	185,074	194,242	-	8,865	781,101
Travel	69,578	227,473	56,738	110,218	60,107	22,235	-	14,886	561,235
Trenching and road work	-	-	-	-	34,339	-	-	-	34,339
Reimbursements from optionee	(1,844,762)	(7,402,160)	(2,420,872)	(308,386)	(2,834,986)	(45,158)	-	-	(14,856,324)
	$ 395,032	$ 214,736	$ 66,322	$ 3,467,679	$ 149,944	$1,693,805	$252,083	$ 242,171	$ 6,481,772

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

		Portugal			Kosovo		Germany	Others	Total
	Alvito	Alvalade	Covas	Others	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2017	$ -	$ 167,920	$ 71,289	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204
Write-down of property during the year	-	-	(71,289)	-	-	-	-	-	(71,289)
As of December 31, 2017	$ -	$ 167,920	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,407,915

Mineral exploration expenses for the year ended December 31, 2017
Assaying	$ -	$ -	$ -	$ -	$ -	$ 34,110	$ -	$ -	$ 34,110
Concession fees and taxes	18,574	44,290	-	11,839	-	3,088	-	-	77,791
Depreciation	-	-	-	21,520	-	-	-	-	21,520
Drilling	-	-	-	-	-	-	-	-	-
Geological salaries and consulting	527,082	98,544	98,520	278,198	-	73,176	-	-	1,075,520
Geology work	-	-	-	-	-	-	29,621	42,664	72,285
Insurance	814	347	-	5,090	-	-	-	-	6,251
Legal and accounting	16	-	-	155	-	13,500	-	-	13,671
Office and administrative fees	6,397	6,333	1,170	25,524	-	82,182	-	16,717	138,323
Rent	56,798	68,617	8,790	61,410	-	18,906	-	5,764	220,285
Report	-	-	-	-	-	-	-	-	-
Site costs	19,811	2,474	552	8,848	-	3,625	-	1,392	36,702
Travel	25,606	2,067	450	5,692	-	6,976	-	5,564	46,355
Trenching and road work	-	-	-	-	-	-	-	-	-
Reimbursements from optionee	(655,098)	(5,259)	(109,482)	(10,356)	-	-	-	-	(780,195)
	$ -	$ 217,413	$ -	$ 407,920	$ -	$ 235,563	$ 29,621	$ 72,101	$ 962,618
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ -	$ 374,757
Concession fees and taxes	102,053	265,266	197,339	347,498	9,998	201,789	4	-	1,123,947
Depreciation	5,515	-	-	75,593	-	-	-	-	81,108
Drilling	-	-	-	-	1,180,217	-	-	-	1,180,217
Geological salaries and consulting	1,106,225	6,204,805	2,089,720	2,476,006	119,801	607,591	12,359	-	12,616,507
Geology work	-	-	-	32,377	891,582	402,515	223,619	125,314	1,675,407
Insurance	4,321	18,607	10,550	30,415	14,604	14,790	-	-	93,287
Legal and accounting	158	296	130	698	58,158	13,500	-	-	72,940
Office and administrative fees	31,920	200,173	25,321	184,699	80,149	98,692	5,255	58,878	685,087
Rent	113,089	430,279	49,068	292,176	28,694	67,239	-	20,422	1,000,967
Report	-	-	-	-	24,232	-	-	-	24,232
Site costs	44,518	161,127	57,655	97,571	185,074	193,600	-	8,865	748,410
Travel	57,098	225,720	56,738	107,596	60,107	21,373	-	14,771	543,403
Trenching and road work	-	-	-	-	34,339	-	-	-	34,339
Reimbursements from optionee	(1,069,865)	(7,369,789)	(2,420,199)	(243,481)	(2,834,986)	(45,158)	-	-	(13,983,478)
	$ 395,032	$ 136,484	$ 66,322	$ 3,401,148	$ 149,944	$1,641,867	$252,083	$ 228,250	$ 6,271,130

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal

The Company, through its 100% holding in MAEPA Empreendimentos Mineiros e Participacoes Lda (“MAEPA”), holds five exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and relate to the following named properties:

*

Alvito

*

Alvalade

*

Marateca

*

Mertola

*

Covas (dropped subsequent to June 30, 2018)

Licenses have varying required work commitments and carry a 3% Net Smelter Return (“NSR”) payable to the government of Portugal.

Alvito:

Callinan Royalties Corporation (“Callinan”) (now Altius Minerals Corporation) has a 1.5% NSR royalty on the Alvito property.

On April 5, 2017, the Company signed an earn-in option agreement with Australia-based OZ Exploration Pty. Ltd. (“OZE”), a wholly-owned subsidiary of OZ Minerals Limited (“OZM”), to explore on the Alvito iron oxide, copper-gold (“IOCG”) project located in southern Portugal.  The agreement allows for OZE to earn up to a total 75% interest in the project by spending AUS $4,000,000 over approximately 2½ years under the following terms:

•

For OZE to earn a 51% interest in year 1:  Fund AUS$1,000,000 in exploration expenditures (amended to OZE must spend a minimum of AUS$1,000,000 on or before July 5, 2018) (completed);

•

For OZE to earn a further 24% interest (total of 75% interest) by September 30, 2019:  Fund a further AUS$3,000,000 in exploration expenditures; and

•

The Company will be the operator during the first earn-in stage with active technical support and oversight from OZE’s experienced IOCG team.

Since inception of the agreement and to June 30, 2018, OZE had forwarded a total of $1,535,879 (€1,005,000) for the Alvito property. The Company held $105,883 (€68,934) on behalf of OZE to be spent on the Alvito property, which is recorded as restricted cash.

Alvalade:

In June 2017, the Company recovered 100% ownership of the Alvalade project by forgiving certain debts, assuming a deposit on the project and making future payments to its initial partner Antofagasta Minerals S.A. upon meeting certain milestones.

On December 7, 2017, the Company signed an exclusivity agreement with a subsidiary of an international mining company (the “Funding Partner”), allowing the Funding Partner a right to negotiate the acquisition of an interest in the Alavade property, the Marateca property and the Mertola property for non-refundable payments of €25,000 in respect of each property for a total of €75,000. Should a transaction be reached on these properties, these exclusivity payments shall be applied as a credit in favour of the Funding Partner.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

On March 5, 2018, the Company signed a non-binding Letter of Intent (“LOI”) with the Funding Partner to option out three exploration projects located in the Pyrite Belt of south Portugal. The Funding Partner will provide a first stage earn-in amount of €13 million (approximately $20.3 million) for exploration programs over the next three years to acquire a 51% interest in the projects. The partners are currently finalizing a definitive agreement for each of the licenses.

The LOI includes the following earn-in terms:

•

Alvalade

o

For 51% of the license, spend €10 million over the next 3 years (including 30,000 meters of drilling); and

o

For an additional 24%, for a total of 75%, produce a feasibility study on any one particular project within the license area by the end of the pre-exploitation license period, or by the end of 2023, whichever is earliest.

•

Marateca

o

For 51% of the license, spend €2 million over the next 2 years, including 10,000 meters of drilling;

o

For an additional 9%, for a total of 60%, spend €4 million over the following 2 years, including a minimum of 10,000 meters of drilling; and

o

For a further 10%, for a total of 70%, produce a pre-feasibility study on any one particular project within the license area by the end of 2023.

•

Mertola

o

For 51% of the license, spend €1 million by the end of the exploration license period in 2019, including at least 2,000 meters of drilling;

o

For an additional 9%, for a total of 60%, spend €2 million within two years of the start of the pre-exploitation license, including a minimum of 6,000 meters of drilling; and

o

For a further 10%, for a total of 70%, produce a pre-feasibility study, within three years of the 60% earn-in, or by the end of the pre-exploitation license period, on any one particular project within the license area.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Covas:

Blackheath Resources Inc. (“Blackheath”) has earned a 75% interest in the Covas property by spending a cumulative €1,320,000 and per the May 7, 2014 amended Joint Venture agreement, Blackheath can earn further interests, as noted below:

•

To earn a further 5% of the JV (for an aggregate total of 80%), Blackheath must fund €498,000 on exploration by March 20, 2016. [Not completed.]

•

To earn a further 5% of the JV (for an aggregate total of 85%), Blackheath must fund €833,000 on exploration by March 20, 2017. [Not completed.]

Since inception of the agreement and to December 31, 2017, Blackheath had forwarded a total of $2,391,642 (€1,728,680) for the Covas property. The Company incurred an additional amount of $29,230 (€19,030) as of June 30, 2018 which will be reimbursed by Blackheath.

In March 2018, Blackheath terminated the agreement and the Company wrote off $71,289 as of December 31, 2017 and has let the Covas license lapse.

Others including Marateca and Mertola:

On December 7, 2017, the Company signed an exclusivity agreement with the Funding Partner and On March 5, 2018, the Company signed a LOI with the Funding Partner. See Note 5 under “Alvalade”.

Kosovo

The Company, through its 100% holding in Innomatik, holds one exploration license in Kosovo:

*

Metovit

The Metovit license was issued in 2015 and carries certain work commitments and a 5% NSR payable to the government of Kosovo.

Slivovo license:

Byrnecut International Limited (“Byrnecut”) has earned an 85% interest in the Slivovo property after forwarding $2,834,986 (€2,000,000) for the Slivovo property to the Company and completing a Preliminary Feasibility Study (“PFS”) by April 10, 2017. Byrnecut and the Company had set up a joint venture entity known as Peshter Mining J.S.C. (“Peshter Mining”) to reflect the 85:15 ownership and transferred the Slivovo license into Peshter Mining with Byrnecut being the operator. If a party’s interest in Peshter Mining has been diluted to 10% or less, the diluted party’s interest in Peshter Mining will be converted into a 2% Net Smelter Return.

As of June 30, 2018, Byrnecut spent over €3,572,768 in Peshter Mining, diluting the Company’s interest in Peshter Mining to 10.73%.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, Presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Germany

The Company has earned an 85% interest in the Oelsnitz property under its agreement with Beak Consultants GmbH (“Beak”) by spending €140,000.  There is no royalty attached to the property. The Company is working with Beak to set up a joint-venture entity. As of June 30, 2018, the Company had spent $252,083 (€192,576) on the Oelsnitz property.

	June 30, 2018	December 31, 2017

Restricted cash & Funds held for optionees
Alvito - OZE	$ 105,883	$ 70,635
Alvalade, Marateca and Mertola - Funding Partner	-	97,275
	$ 105,883	$ 167,910

Due from optionees
Covas - Blackheath	$ 29,230	$ 28,557
	$ 29,230	$ 28,557

6.

PROPERTY DEPOSITS

As of June 30, 2018, the Company had a total of $181,248 (€118,000) (December 31, 2017: $177,613 (€118,000)) of cash pledged for its exploration licenses in Portugal.  The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

7.

CAPITAL AND RESERVES

(a)

Authorized:

At June 30, 2018, the authorized share capital was comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)

Share issuances:

i.

On April 20, 2017, the Company completed a non-brokered private placement by issuing 2,500,000 common shares at a price of $0.09 per share for gross proceeds of $225,000. In connection with the financing, a total of $11,975 share issue costs was paid.

ii.

On July 12, 2017, the Company completed a non-brokered private placement by issuing 10,170,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $1,017,000. Each Unit consists of one common share and one non-transferrable warrant. Each warrant entitles the holder to purchase one additional common share for a 3-year period at a price of $0.15. The warrants were ascribed a value of $391,154.

In connection with the financing, a total of $46,348 share issue costs was paid.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, Presented in Canadian Dollars)

7.

CAPITAL AND RESERVES (Continued)

(b)

Share issuances: (Continued)

iii.

On March 26, 2018, the Company completed a non-brokered private placement by issuing 6,875,000 units (“Unit”) at a price of $0.08 per Unit for gross proceeds of $550,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 2-year period at a price of $0.12.  The warrants were ascribed a value of $172,137.

In connection with the financing, a total of $19,019 share issue costs was paid.

(c)

Share Purchase Option Compensation Plan:

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options for the six months ended June 30, 2018 are summarized as follows:

	Exercise	December 31,			Expired/	June 30,
Expiry date	price	2017	Granted	Exercised	cancelled	2018
October 16, 2018	$0.10	1,145,000	-	-	-	1,145,000
March 3, 2019	$0.165	200,000	-	-	-	200,000
July 15, 2020	$0.10	2,015,000	-	-	-	2,015,000
September 26, 2021	$0.18	1,575,000	-	-	-	1,575,000
Tuesday, April 26, 2022	$0.10	1,310,000	-	-	-	1,310,000
Tuesday, March 14, 2023	$0.10	-	1,800,000	-	-	1,800,000
Sunday, March 26, 2023	$0.10	-	40,000	-	-	40,000
Options outstanding		6,245,000	1,840,000	-	-	8,085,000
Options exercisable		6,245,000	1,840,000	-	-	8,085,000
Weighted average exercise price		$0.12	$0.10	$Nil	$Nil	$0.12

As of June 30, 2018, the weighted average contractual remaining life is 2.89 years (December 31, 2017 – 2.85 years).

Stock option transactions and the number of stock options for the year ended December 31, 2017 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2016	Granted	Exercised	cancelled	2017
January 27, 2017	$0.30	100,000	-	-	(100,000)	-
April 10, 2017	$0.30	720,000	-	-	(720,000)	-
July 15, 2017	$0.10	300,000	-	-	(300,000)	-
October 16, 2018	$0.10	1,145,000	-	-	-	1,145,000
March 3, 2019	$0.165	200,000	-	-	-	200,000
July 15, 2020	$0.10	2,015,000	-	-	-	2,015,000
September 26, 2021	$0.18	1,575,000	-	-	-	1,575,000
Tuesday, April 26, 2022	$0.10	-	1,310,000	-	-	1,310,000
Options outstanding		6,055,000	1,310,000	-	(1,120,000)	6,245,000
Options exercisable		6,055,000	1,310,000	-	(1,120,000)	6,245,000
Weighted average exercise price		$0.15	$0.10	$Nil	$0.25	$0.12

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, Presented in Canadian Dollars)

7.

CAPITAL AND RESERVES (Continued)

(c)

Share Purchase Option Compensation Plan: (Continued)

The weighted average assumptions used to estimate the fair value of options for the six months ended June 30, 2018 and 2017 were:

	2018	2017
Risk-free interest rate	1.25%	1.21%
Expected life	5 years	5 years
Expected volatility	130.43%	141.88%
Expected dividend yield	Nil	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d)

Finder’s Options:

The continuity of finder’s options for the six months ended June 30, 2018 is as follows:

	Exercise	December 31,				June 30,
Expiry date	price	2017	Issued	Exercised	Expired	2018
July 14, 2018 (3)	$0.10	99,000	-	-	-	99,000
July 4, 2019(2)	$0.10	411,250	-	-	-	411,250
Outstanding		510,250	-	-	-	510,250
Weighted average exercise price		$0.10	$Nil	$Nil	$Nil	$0.10

As of June 30, 2018, the weighted average contractual remaining life is 0.82 years (December 31, 2017 – 1.32 years).

The continuity of finder’s options for the year ended December 31, 2017 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2016	Issued	Exercised	Expired	2017
August 22, 2017(1)	$0.25	152,600	-	-	(152,600)	-
July 14, 2018	$0.10	99,000	-	-	-	99,000
July 4, 2019(2)	$0.10	411,250	-	-	-	411,250
Outstanding		662,850	-	-	(152,600)	510,250
Weighted average exercise price		$0.13	$Nil	$Nil	$0.25	$0.10

(1)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until August 22, 2017 at $0.40. These finder’s options expired unexercised.

(2)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until July 4, 2019 at $0.15.

(3)

Subsequent to June 30, 2018, these finder’s options expired unexercised.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, Presented in Canadian Dollars)

7.

CAPITAL AND RESERVES (Continued)

(d)

Finder’s Options: (Continued)

The weighted average assumptions used to estimate the fair value of finder’s options for the six months ended June 30, 2018 and 2017 were:

	2018	2017
Risk-free interest rate	Nil	Nil
Expected life	Nil	Nil
Expected volatility	Nil	Nil
Expected dividend yield	Nil	Nil

(e)

Warrants:

The continuity of warrants for the six months ended June 30, 2018 is as follows:

	Exercise	December 31,				June 30,
Expiry date	price	2017	Issued	Exercised	Expired	2018
July 14, 2018 *	$0.15	10,920,000	-	-	-	10,920,000
July 4, 2019	$0.15	13,547,000	-	-	-	13,547,000
July 12, 2020	$0.15	10,170,000	-	-	-	10,170,000
March 26, 2020	$0.12	-	6,875,000	-	-	6,875,000
Outstanding		34,637,000	6,875,000	-	-	41,512,000
Weighted average exercise price		$0.15	$0.12	$Nil	$Nil	$0.15

* Subsequent to June 30, 2018, these warrants expired unexercised.

As of June 30, 2018, the weighted average contractual life is 1.13 years (December 31, 2017 – 1.50 years).

The continuity of warrants for the year ended December 31, 2017 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2016	Issued	Exercised	Expired	2017
March 28, 2017	$0.40	4,000,000	-	-	(4,000,000)	-
August 22, 2017	$0.40	4,400,000	-	-	(4,400,000)	-
October 4, 2017	$0.25	7,990,000	-	-	(7,990,000)	-
July 14, 2018	$0.15	10,920,000	-	-	-	10,920,000
July 4, 2019	$0.15	13,547,000	-	-	-	13,547,000
July 12, 2020	$0.15	-	10,170,000	-	-	10,170,000
Outstanding		40,857,000	10,170,000	-	(16,390,000)	34,637,000
Weighted average exercise price		$0.22	$0.15	$Nil	$0.33	$0.15

The weighted average assumptions used to estimate the fair value of warrants for the six months ended June 30, 2018 and 2017 were:

	2018	2017
Risk-free interest rate	0.98%	Nil
Expected life	2 years	Nil
Expected volatility	99.84%	Nil
Expected dividend yield	Nil	Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, Presented in Canadian Dollars)

8.

RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the six months ended June 30, 2018

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$128,311	$Nil	$Nil	$Nil	$33,970	$11,505	$173,786
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$9,588	$9,588

For the six months ended June 30, 2017

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$120,067	$Nil	$Nil	$Nil	$26,282	$16,880	$163,229
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$12,660	$12,660

Related party liabilities

Six months ended
	Services	June 30, 2018	June 30, 2017	As at	As at
				June 30, 2018	December 31, 2017
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 106,955	$ 128,890	$ 20,144	$ 21,134
Paul W. Kuhn	Consulting and housing allowance and share-based payment	$ 173,786	$ 163,229	$ 6,163	$ 16,776
Paul L. Nelles (b)	Salaries and share-based payment	$ 17,750	$ 13,645	$ Nil	$ Nil
Mineralia (c)	Consulting	$ 107,847	$ 84,026	$ 17,854	$ 17,496
B&B Renting and Consulting Lda. (d)	Rent	$ -	$ 5,855	$ -	$ 4,117
Adriano Barros (c)	Share-based payment	$ 5,369	$ 16,880	$ Nil	$ Nil
TOTAL:		$ 411,707	$ 412,525	$ 44,161	$ 59,523

(a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)

Paul L. Nelles is a director of Innomatik.

(c)

Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

(d)

B&B Renting and Consulting Lda., a private company partially owned by Adriano Barros, the general manager of MAEPA.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, Presented in Canadian Dollars)

9.

LONG-TERM LOAN

In March 2017, the Company entered into a long-term loan to purchase a used vehicle.  The long-term loan is repayable in monthly payments totaling $31,407 (€20,447) as of June 30, 2018, including interest calculated at 5.635%, and maturing on April 5, 2022.

	June 30, 2018		December 31, 2017

Long-term loan	$ 27,860	€ 18,138	$ 30,451	€ 20,230
Less: current portion of long-term loan	6,718	4,374	6,393	4,248
	$ 21,142	€ 13,764	$ 24,058	€ 15,982

Payment schedule of long-term loan
Year 1	$ 8,238	€ 5,363	$ 8,072	€ 5,363
Year 2	8,238	5,363	8,072	5,363
Year 3	8,238	5,363	8,072	5,363
Year 4	6,693	4,358	8,072	5,363
Year 5	-	-	2,524	1,675
	$ 31,407	€ 20,447	$ 34,812	€ 23,127
Less: imputed interest	3,335	2,171	4,126	2,741
Other fees	212	138	235	156
	$ 27,860	€ 18,138	$ 30,451	€ 20,230

10.

LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the six months ended June 30, 2018 was based on the loss attributable to common shareholders of $666,424 (2017 – $958,805) and a weighted average number of common shares outstanding of 90,565,206 (2017 – 75,229,460).

Diluted loss per share did not include the effect of 8,085,000 share purchase options, 510,250 finder’s options and 41,512,000 warrants outstanding at the period end (2017 – 6,545,000 share purchase options, 662,850 finder’s options and 36,857,000 warrants) as they are anti-dilutive.

11.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, restricted cash, other receivables, VAT receivables, due from optionee, property deposits, funds held for optionees, accounts payables and accrued liabilities, accounts payable owed by optionees, due to related parties and loans and other borrowings approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk, commodity price risk and currency risk.

(a)

Credit risk

The Company’s cash is held in financial institutions in Canada, Portugal, Kosovo and Barbados.  Amounts are receivable from optionees.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, Presented in Canadian Dollars)

11.

FINANCIAL INSTRUMENTS (Continued)

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at June 30, 2018, the Company had cash of $88,477 (December 31, 2017 - $182,794), VAT receivables of $36,023 (December 31, 2017 - $36,666), and other receivables of $29,576 (December 31, 2017 - $30,559) to settle current liabilities, net of funds held for optionees and accounts payable owed by optionees, of $166,439 (December 31, 2017 - $204,761).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is not material as the Company does not have any significant financial assets or liabilities subject to fluctuation in interest rates.

(d)

Equity market price risk

The Company is exposed to price risk with respect to equity market prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

 (e)

Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary assets of $105,900 dominated in US dollars and Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $10,200.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, Presented in Canadian Dollars)

11.

FINANCIAL INSTRUMENTS (Continued)

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at June 30, 2018 and December 31, 2017.

As at June 30, 2018	Level 1	Level 2	Level 3	Total
Assets:
Cash	$88,477	$-	$-	$88,477
Restricted cash	105,883	-	-	105,883
	$194,360	$-	$-	$194,360

As at December 31, 2017	Level 1	Level 2	Level 3	Total
Assets:
Cash	$182,794	$-	$-	$182,794
Restricted cash	167,910	-	-	167,910
	$350,704	$-	$-	$350,704

12.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the six months ended June 30, 2018 and 2017 were as follows:

•

$11,157 (2017 - $11,238) in mineral exploration expenses was related to depreciation;

•

$Nil (2017 - $35,000) in accounts payable and accrued liabilities was related to share issue costs.

13.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash, common shares, warrants, finder’s options and share purchase options as capital (see Note 7).  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration and operations in the near term.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited, Presented in Canadian Dollars)

14.

SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	June 30, 2018	December 31, 2017
Non-current assets
Portugal	$ 1,492,367	$ 1,498,490
Kosovo	143,155	143,155
	$ 1,635,522	$ 1,641,645

	Six months ended
	June 30, 2018	June 30, 2017
Mineral exploration expenses
Portugal	$ 1,017,629	$ 483,652
Kosovo	51,938	84,118
Germany	-	29,621
Others	13,921	54,586
	$ 1,083,488	$ 651,977